BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

December 16, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 4 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form 10-12(g) (“Amendment No. 4”). The Amendment No. 4 has been revised in accordance with the Commission’s November 25, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Financial Statements

1.	In accordance with Rule 8-08 of Regulation S-X we have updated the Registrant’s financial statements by including in Amendment No. 4 the financial statements for the six months ended June 30, 2014.

Note 2. Summary of Significant Accounting Policies

Cost of Revenue, pages F-5 and F-19

2.	In accordance with your comment we have revised our disclosure to include related salaries and benefits on pages F-5 and F-19.

Northern California Office
1478 Stone Point Drive, Suite 400 ● Roseville, CA 95661 ● TELEPHONE: 916-782-4404 ● FACSIMILE: 916-788-2850
- An Association of Law Firms -

December 16, 2014

Re: Teletronics International, Inc. (“Registrant”)

3.	In accordance with your comment the Registrant’s Form 10-Q for the nine month period ended September 30, 2014, was filed with the SEC on December 12, 2014

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc
cc/ Mr. Fang, CEO

TELETRONICS INTERNATIONAL, INC.

220 Perry Parkway

Gaithersburg, Maryland 20877

Telephone: (301) 309-8500

December 16, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 4 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Dickson Fang
Dickson Fang, CEO